FORM 4

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     subject to Section 16,                          OMB NUMBER: 3235-0287
     Form 4 or Form 5                             EXPIRES: SEPTEMBER 30, 1998
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     See Instruction 1(b)                            HOURS PER RESPONSE 0.5


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1.   Name and Address of Reporting Person*

     Tsai                            Aaron
     (Last)                         (First)                   (Middle)

     17 N. Governor St.
     (Street)

     Evansville                       IN                        47711
     (City)                         (State)                     (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Kwikbusiness.com, Inc. (the successor issuer to MAS Acquisition XXVI Corp.
                             for SEC reporting purposes)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

     8/01

5.   If Amendment, Date of Original (Month/Year)

     n/a

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     (   )  Director                              ( X )  10% Owner
     (   )  Officer (give title below)            (   )  Other (specify below)



7.   Individual or Joint/Group Filing (Check Applicable Line)

     ( X )  Form filed by One Reporting Person
     (   )  Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security                  2.  Transaction Date
    (Instr. 3)                             (Month/Day/Year)
--------------------------------------  ------------------------
a.  Common Stock, par value $.001          8/15/2001
--------------------------------------  ------------------------

b.  Common Stock, par value $.001          8/15/2001
--------------------------------------  ------------------------

c.  Common Stock, par value $.001          8/23/2001
--------------------------------------  ------------------------

d.
--------------------------------------  ------------------------

e.
--------------------------------------  ------------------------

f.
--------------------------------------  ------------------------

3.  Transaction      4.  Securities Acquired (A) or
    Code                 Disposed of (D)
    (Instr. 8)           (Instr. 3, 4 and 5)
-------------------  -------------------------------------------
    Code       V        Amount       (A) or (D)      Price
---------   -------  -------------  -------------  -------------
a. J(see note 1)       10,000           D              (see note 1)
---------   -------  -------------  -------------  -------------

b. J(see note 3)       5,000            A              (see note 3)
---------   -------  -------------  -------------  -------------

c. J(see note 4)       8,500,000        A              $1,500
---------   -------  -------------  -------------  -------------

d.
---------   -------  -------------  -------------  -------------

e.
---------   -------  -------------  -------------  -------------

f.
---------   -------  -------------  -------------  -------------


5.  Amount of Securities        6. Ownership Form:  7. Nature of Indirect
    Benificially Owned             Direct (D) or       Beneficial Ownership
    at End of Month                Indirect (I)
                                   (Instr. 4)          (Instr. 4)
    (Instr. 3 and 4)

------------------------------  ------------------  -----------------------
a.  0                               I                  (see note 2)
------------------------------  ------------------  -----------------------

b.  8,505,000                       I                  (see note 2)
------------------------------  ------------------  -----------------------

c.  8,505,000                       D                  (see note 5)
------------------------------  ------------------  -----------------------

d.
------------------------------  ------------------  -----------------------

e.
------------------------------  ------------------  -----------------------

f.
------------------------------  ------------------  -----------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
If the form is filed by more than one reporting person, see Instruction 4(b)(v).


FORM 4 (continued)  Table II - Derivative Securities Acquired, Disposed of,
                               or Beneficially Owned
                (e.g, puts, calls, warrants, options, convertible securities)

1. Title of     2. Conver-    3. Transac- 4. Transac-   5. Number of
   Derivative      sion or       tion        tion          Derivative
   Security        Exercise      Date        Code          Securities
   (Instr. 3)      Price         (Month/                   Acquired (A) or
                   of            Day/        (Instr. 8)    Disposed of (D)
                   Derivative    Year)                     (Instr. 3, 4 and 5)
                   Security                 -------------  --------------------
                                            Code     V        (A)       (D)
--------------  --------------  ----------  ----   ------  --------- ----------
a.
--------------  --------------  ----------  ----   ------  --------- ----------

b.
--------------  --------------  ----------  ----   ------  --------- ----------

c.
--------------  --------------  ----------  ----   ------  --------- ----------

d.
--------------  --------------  ----------  ----   ------  --------- ----------

e.
--------------  --------------  ----------  ----   ------  --------- ----------

f.
--------------  --------------  ----------  ----   ------  --------- ----------


6. Date Exercisable           7. Title and Amount of Underlying   8. Price of
   and Expiration                Securities                          Derivative
   Date                          (Instr. 3 and 4)                    Security
   (Month/Day/Year)                                                  (Instr. 5)

----------------------------  ---------------------------------
   Date           Expiration      Title            Amount or
   Exercisable    Date                             Number of
                                                   Shares
----------------- -----------  -----------------  --------------  -------------
a.
----------------- -----------  -----------------  --------------  -------------

b.
----------------- -----------  -----------------  --------------  -------------

c.
----------------- -----------  -----------------  --------------  -------------

d.
----------------- -----------  -----------------  --------------  -------------

e.
----------------- -----------  -----------------  --------------  -------------

f.
----------------- -----------  -----------------  --------------  -------------

9. Number of         10. Ownership Form    11. Nature of
   Derivative            of Deriva-            Indirect
   Securities            tive                  Beneficial
   Beneficially          Security:             Ownership
   Owned at              Direct (D)            (Instr. 4)
   End of Month          or Indirect
   (Instr. 4)            (I) (Instr. 4)

-------------------  --------------------  -----------------
a.
-------------------  --------------------  -----------------

b.
-------------------  --------------------  -----------------

c.
-------------------  --------------------  -----------------

d.
-------------------  --------------------  -----------------

e.
-------------------  --------------------  -----------------

f.
-------------------  --------------------  -----------------


Explanation of Responses:

(1) MAS Acquisition XXVI Corp. effected a 1 for 825 reverse stock split on March 28, 2001. John Tsai, brother of Aaron Tsai, sold his fractional share back to the company for approximately $0.036.

     Pursuant to an Agreement and Plan of Reorganization, MAS Capital Inc. exchanged 10,000 shares of common stock of MAS Acquisition XXVI Corp., which represented 100% of the total capitalization of MAS Acquisition XXVI Corp., for 5,000 restricted common shares of Kwikbusiness.com, Inc.

(2)  Aaron Tsai is the control person of MAS Capital Inc.

(3) Pursuant to an Agreement and Plan of Reorganization, MAS Capital Inc. acquired 5,000 restricted common shares of Kwikbusiness.com, Inc. in exchange for 10,000 shares of common stock of MAS Acquisition XXVI Corp.

(4)  Aaron Tsai purchased 8,500,000 shares in a private transaction.

(5) Aaron Tsai directly owns 8,500,000 shares and indirectly is the beneficial owner of 5,000 shares which are owned by MAS Capital Inc. Aaron Tsai is the control person of MAS Capital Inc.


/s/ Aaron Tsai                                         August 23, 2001
--------------------------------                    ----------------------
Aaron Tsai                                                  Date

** Signature of Reporting Person

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   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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